

January 28, 2013

Via E-mail
Randy Waldrup
Executive Vice President and
Interim Chief Financial Officer
Southwest Bancorp, Inc.
608 South Main Street
Stillwater, OK 74074

> **Re: Southwest Bancorp, Inc.**
> **Form 8-K filed January 23, 2013**

Dear Mr. Waldrup:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Form 8-K filed January 23, 2013

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

1. We note that as result of an error you incurred a non-cash impairment of $5.6 million related to goodwill at year end 2010 not previously reported. Please tell us the nature of the miscalculation, how it was identified, and how you determined the current goodwill impairment valuation is valid.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant